VIA EDGAR

January 30, 2019

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on Post-Effective Amendment No. 100 to the Registrant’s registration statement on Form N-1A (“PEA 94”) on behalf of the Wasatch International Opportunities Fund (the “Fund”) filed on EDGAR on November 30, 2018 that were provided to me by telephone on Tuesday, January 29, 2019 by the Securities and Exchange Commission (the “SEC”).

1.	Prospectus (Investor and Institutional) – Summary Section – Principal Strategies

SEC Comment:        Please include a dollar range for market capitalizations for the Russell Microcap Index. Please indicate that ranges may fluctuate over time.

Response:    The Registrant has added the following disclosure to the Principal Strategies section of the summary:

The Russell Microcap® Index reconstitution date is typically each year around July 1st. As of the 2018 reconstitution date, the market capitalization of the largest company in the Russell Microcap® Index was $1.87 billion. The market capitalization of the largest company in the Russell Microcap® Index is subject to change at its next reconstitution date.

2	Prospectus (Investor and Institutional) – Summary Section – Principal Strategies

SEC Comment:        Please explain in general terms how the Adviser decides to sell securities.

Response:    Registrant has added the following disclosure to the Principal Strategies section of the summary:

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The Fund typically seeks to sell a security when the issuing company becomes overvalued relative to our analysis of its intrinsic long-term value.

3.	Prospectus (Investor and Institutional) – Summary Section – Principal Strategies

SEC Comment:        Please revise the last sentence of the second to last paragraph to be plain english. “The current list of recognized sectors includes communication services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities.”

Response:    The Registrant notes that the Fund’s allocation to a particular sector will be a function of the investment opportunities identified by the Adviser and therefore such allocations will fluctuate over time.

The Registrant does not have a principal investment strategy to invest in a particular sector or industry therein. Registrant has therefore disclosed that the Fund’s exposure to a particular sector may vary from time to time, and as of the date of the prospectus, the Registrant has highlighted those sectors in which the Fund has particular exposure which include consumer staples, energy, financials, health care, industrials, information technology, real estate and utilities, and the types of businesses that are generally included in such sectors. Registrant believes that the risk disclosure adequately addresses the Fund’s principal risks in this regard.

Registrant has, however, revised the disclosure in the Principal Strategies section of the summary to read as follows:

The Fund may invest a large percentage of its assets in a few sectors. These sectors include communication services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities.

4.	Prospectus (Investor and Institutional) – Summary Section – Principal Risks

SEC Comment:        With respect to Indian Market Risk, please include disclosure in the principal strategy section regarding the Fund’s investments in India.

Response:    Registrant will revise its disclosure in the Principal Strategies section of the summary to include the Fund may invest in India consistent with the Principal Risk disclosure regarding Indian Market Risk.

5.	Prospectus (Institutional) – Summary Section – Historical Performance

SEC Comment:        Please note that the inception date in the average annual total return table for the Institutional Class shares is February 1, 2016. In the section Statement of Additional Information-General Information and History it states that on November 9, 2011, the Trust re-designated the existing shares of the Fund into the Investor Class shares, and authorized and designated a new Institutional class of shares in the Fund, effective January 31, 2012. Please confirm the inception date.

Response:    Registrant confirms that the inception date for Institutional class is February 1, 2016. The new class of shares was authorized and designated on

January 31, 2012 for each Wasatch Fund. However, the Institutional class for the International Opportunities Fund did not commence operations until February 1, 2016.

6.	Prospectus – Wasatch Funds – Management – Portfolio Managers

SEC Comment:        Pursuant to Item 10(a)(2) of Form N-1A, if a Portfolio Manager is a member of a committee, team or other group of persons associated with the Fund or an investment adviser of the Fund that is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, provide a brief description of the person’s role on the committee, team, or other group, including a description of any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio.

Response:    The Fund is not team managed. As originally filed, the Fund listed two Portfolio Managers and one Associate Portfolio Manager. As of January 31, 2019, Linda Lassater has been named the Lead Portfolio Manager of the Fund. Consistent with the disclosure in the Portfolio Managers section of the prospectus, the lead portfolio manager is ultimately responsible for managing the Fund in accordance with the Fund’s investment objective(s) and strategies. The lead portfolio managers, portfolio managers and associate portfolio managers are responsible for making investment decisions for their respective Funds in accordance with each Fund’s investment objective(s) and strategies. The research team is responsible for analyzing securities and making investment recommendations.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:      R. Biles

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